EXHIBIT 3
                                                                       ---------



             FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MAY 11, 2004
             -------------------------------------------------------


            BAYTEX ENERGY TRUST ANNOUNCES FIRST QUARTER 2004 RESULTS

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to report its operating and financial results for the three months ended March 31, 2004. The Trust commenced operations on September 2, 2003 as a result of the reorganization of Baytex Energy Ltd. As the Trust is considered the successor organization to Baytex Energy Ltd., comparative information is provided for the three months ended March 31, 2003. However, results of the current period may not be entirely comparable to the corresponding period of last year as certain assets were not transferred to the Trust on September 2, 2003 pursuant to the Plan of Arrangement effecting the reorganization.

                                                        THREE MONTHS ENDED MARCH 31
                                                       ----------------------------------
                                                          2004          2003    % CHANGE
                                                       ----------------------------------
                                                                (unaudited)
FINANCIAL
($ thousands, except per unit amounts)
PETROLEUM AND NATURAL GAS SALES                         96,146       124,805         (23)
CASH FLOW FROM OPERATIONS (1)                           38,689        54,707         (29)
     Per unit  - basic                                    0.60          1.03         (42)
               - diluted                                  0.60          1.01         (41)
CASH DISTRIBUTIONS DECLARED                             27,704            --         n/a
     Per unit                                             0.45            --         n/a
NET INCOME (LOSS)                                       (4,296)       32,104         n/a
     Per unit  - basic                                   (0.07)         0.60         n/a
               - diluted                                 (0.07)         0.59         n/a

EXPLORATION AND DEVELOPMENT                             29,243        61,212         (52)
ACQUISITIONS - NET OF DISPOSITIONS                          --      (134,950)        n/a
TOTAL CAPITAL EXPENDITURES                              29,243       (73,738)        n/a

LONG-TERM NOTES                                        235,819       304,145         (22)
WORKING CAPITAL (SURPLUS) DEFICIENCY                    24,287       (93,860)        n/a
TOTAL NET DEBT                                         260,106       210,285          24

OPERATING
DAILY PRODUCTION
     Light oil (bbls/d)                                  2,058         2,969         (31)
     Heavy oil (bbls/d)                                 23,322        23,278          --
     Total oil (bbls/d)                                 25,380        26,247          (3)
     Natural gas (mmcf/d)                                 56.0          74.0         (24)
     Oil equivalent (boe/d @ 6:1)                       34,709        38,580         (10)

AVERAGE SALES PRICES (BEFORE HEDGING)
     WTI oil (US$/bbl)                                   35.15         33.86           4
     Edmonton par oil ($/bbl)                            45.59         50.91         (10)
     BTE light oil ($/bbl)                               43.50         46.21          (6)
     BTE heavy oil ($/bbl)                               26.29         32.99         (20)
     BTE total oil ($/bbl)                               27.70         34.57         (20)
     BTE natural gas ($/mcf)                              6.43          7.17         (10)
     BTE oil equivalent ($/boe)                          30.63         37.39         (18)

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 2 of 16
--------------------------------------------------------------------------------


                                                        THREE MONTHS ENDED MARCH 31
                                                       ----------------------------------
                                                          2004          2003    % CHANGE
                                                       ----------------------------------
                                                                (unaudited)
WEIGHTED AVERAGE UNITS (THOUSANDS)
     Basic                                              64,761        53,313          21
     Diluted                                            64,767        54,434          19

(1) Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. The Trust's cash flow from operations may not be comparable to other companies. The Trust considers cash flow a key measure of performance as it demonstrates the Trust's ability to generate the cash flow necessary to fund future distributions and capital investment.

OPERATIONS REVIEW

Production for the first quarter of 2004 averaged 34,709 boe/d despite a prolonged period of extreme winter conditions which curtailed both heavy oil and natural gas production. The following is a comparison of first quarter 2004 production with the previous quarter and with the first quarter of 2003 (excluding production associated with the assets not transferred to the Trust pursuant to the reorganization and production associated with the properties in Ferrier which were sold at the end of March 2003).

                                         Q1/2004       Q4/2003       Q1/2003
                                         -------       -------       -------
Light Oil (bbl/d)                          2,058         1,982         1,877
Heavy Oil (bbl/d)                         23,322        24,400        23,061
Natural gas (mmcf/d)                        56.0          58.9          53.5
Boe/d @ 6:1                               34,709        36,195        33,849

This production performance was achieved entirely through internal property development as no material asset acquisitions have been made since the beginning of 2003.

Baytex executed a conservative yet successful winter capital program with expenditures totaling $29.2 million. During the first quarter of 2004, the Trust participated in the drilling of 47 (45.9 net) wells, resulting in 27 (26.6 net) oil wells, nine (8.8 net) gas wells, seven (6.5 net) stratigraphic test wells and four (4.0 net) dry holes. The program's overall success rate was 91.5% (91.3% net). In addition, 10 wells were drilled by other operators through farm-in arrangements on Baytex lands which resulted in one oil well, two gas wells, four cased wells and three dry holes. Baytex has retained various working and royalty interests in these farm-out wells.

The Trust plans to continue with an active capital program for the remainder of 2004, drilling between 30 and 40 wells each quarter. Production is targeted to be maintained at a fairly constant rate, although a moderate portion of second quarter production is traditionally interrupted for a period of four to six weeks by road bans associated with spring breakup.

FINANCIAL REVIEW

Cash flow from operations for the first quarter of 2004 was $38.7 million, an increase of 27% from the $30.4 million in the previous quarter and a decrease of 13% from the $44.7 million in the first quarter of 2003 (pro forma the effect of the reorganization). The following is a comparison of the economic factors contributing to the changes in cash flow of these periods.

                                         Q1/2004       Q4/2003       Q1/2003
                                         -------       -------       -------
WTI oil (US$/bbl)                          35.15         31.18         33.86
LLB differential (% of WTI)                  30%           35%           25%
NYMEX gas (US$/mmbtu)                       6.05          4.81          5.51
US$/C$ exchange rate                      0.7588        0.7600        0.6624

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 3 of 16
--------------------------------------------------------------------------------


The long-term fixed differential supply agreement has largely reduced the impact of heavy oil differential volatility on Baytex's cash flow. However, the Trust's risk management program has also significantly affected Baytex's ability to participate in the upside of lofty commodity prices. During the first quarter of 2004, derivative contracts reduced cash flow by $9.4 million or $0.15 per unit. Details of these derivative contracts are contained in note 9 to the financial statements. Baytex currently has no derivative contracts on commodity prices and foreign exchange in place beyond the end of 2004. Given recent political and economic developments, Baytex will examine its risk management practice with the intention of retaining more upside in future commodity prices.

Cash costs for the current period were held at prior year levels, with operating expenses at $6.78 per boe, general and administrative expenses at $1.06 per boe, interest expense at $1.23 per boe and capital taxes at $0.69 per boe. These cost levels compare to $6.74, $1.07, $1.58 and $1.05, respectively, per boe for the fourth quarter of 2003. Baytex plans to maintain cash costs at the first quarter levels for the balance of this year.

Net earnings for the current period were significantly affected by a number of new accounting policies mandated by the Canadian Institute of Chartered Accountants and national securities regulators. These new policies are more fully described in note 3 to the financial statements. Amongst them, net earnings were most affected by the new policy on hedge accounting. Under this policy, derivative contracts that are not designated as effective hedges for accounting purposes are subject to fair value accounting which requires that changes in their fair value be recognized as income or expenses in each reporting period. Accordingly, a total loss of $16.8 million, including $2.5 million of amortization of deferred derivative loss, was recognized in the first quarter of 2004 but has no impact on cash flow for the reported period. As it is not possible to forecast commodity prices or foreign exchange volatilities, future earnings could be subject to significant fluctuations due to this new accounting requirement.

CASH DISTRIBUTIONS AND TRUST UNIT PERFORMANCE

Cash distributions declared during the first quarter of 2004 represent 72% of cash flow from operations. Baytex intends to maintain its $0.15 per unit monthly distribution for the remainder of 2004, assuming no material changes to current operating conditions and commodity prices. Baytex trust units have returned approximately 20% to its holders in the first four months of 2004, making it one of the best performing investments within the S&P/TSX Energy Trust Index. With its units still trading at one of the lowest cash flow multiples amongst its peers, Baytex hopes to continue to deliver superior returns to its investors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Baytex Energy Trust (the "Trust") was established on September 2, 2003 under a Plan of Arrangement involving the Trust, Baytex Energy Ltd. (the "Company") and Crew Energy Inc. ("Crew"). The Trust is an open-ended investment trust created pursuant to a trust indenture. Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

Prior to the Plan of Arrangement, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnership. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor to the Company.

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 4 of 16
--------------------------------------------------------------------------------


Cash flow from operations is not a measure based on generally accepted accounting principles, but is a financial term commonly used in the oil and gas industry. It represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures and other assets and deferred credits. The Trust considers it a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments.

PRODUCTION. Light oil production for the first quarter of 2004 decreased by 31% to 2,058 bbl/d from 2,969 bbl/d a year earlier. Heavy oil production was 23,322 bbl/d for the first quarter of 2004, consistent with 23,278 bbl/d a year ago. Natural gas production decreased by 24% to 56.0 mmcf/d from 74.0 mmcf/d for the same period last year. The decrease in light oil and natural gas production was the result of property dispositions that occurred at the end of the first quarter of 2003 and the transfer of petroleum and natural gas assets to Crew in September 2003.

REVENUE. Petroleum and natural gas sales decreased 23% to $96.1 million for the first quarter of 2004 from $124.8 million for the first quarter of 2003.

For the sales unit calculations, heavy oil sales for the three months ended March 31, 2004 were 218 bbl/d lower than the production for the period due to inventory in transit under the Frontier supply agreement. The corresponding number for the three months ended March 31, 2003 was 1,490 bbl/d.

                                                             THREE MONTHS ENDED MARCH 31
                                          -------------------------------------------------------------------
                                                      2004                                 2003
                                          ------------------------------ ---- -------------------------------
                                                 $000s       $/UNIT (1)               $000s       $/UNIT (1)
Oil revenue
  Light oil                                      8,146            43.50              12,346            46.21
  Heavy oil                                     55,269            26.29              64,689            32.99
  Realized loss on derivatives                  (9,422)           (4.11)            (13,581)           (6.10)
                                          -------------    -------------      --------------    -------------
Total oil revenue                               53,993            23.58              63,454            28.48
                                          -------------    -------------      --------------    -------------

Natural gas revenue                             32,731             6.43              47,770             7.17
                                          -------------    -------------      --------------    -------------

Total revenue (boe @ 6:1)                       86,724            27.63             111,224            33.32
                                          =============    =============      ==============    =============

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/mcf.

Revenue from light oil for the first quarter of 2004 decreased 34% from the same period a year ago due to a 31% decrease in production and a 6% decrease in wellhead price. Revenue from heavy oil decreased as wellhead price decreased by 20%. Revenue from natural gas decreased 31% as production decreased 24% and wellhead price decreased by 10%.

ROYALTIES. Total royalties decreased 31% to $15.3 million for the first quarter of 2004 from $22.2 million for the same period in 2003. The decrease is the result of lower production revenue for the period. Total royalties for the first quarter of 2004 were 15.9% of sales compared to 17.8% of sales for the same period in 2003. For the first quarter of 2004, royalties were 13.8% of sales for light oil, 12.9% for heavy oil and 21.5% for natural gas. These rates compared to 18.4%, 14.0% and 22.8%, respectively, for the same period in 2003.

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 5 of 16
--------------------------------------------------------------------------------


OPERATING EXPENSES. Operating expenses for the first quarter of 2004 increased 8% to $21.3 million from $19.7 million for the corresponding quarter last year. Operating expenses were $6.78 per boe for the first quarter of 2004 compared to $5.91 per boe for the first quarter of 2003. This increase is attributable to the disposition of properties with lower operating costs and a general increase in costs in field operations. For the first quarter of 2004, operating expenses were $8.35 per barrel of light oil, $7.51 per barrel of heavy oil and $0.77 per mcf of natural gas. The operating expenses for the same period a year ago were $4.40, $7.21 and $0.66, respectively.

TRANSPORTATION EXPENSES Transportation expenses for the first three months of 2004 were $4.9 million compared to $4.2 million in the prior period. These expenses were $1.56 per boe for the first quarter of 2004 compared to $1.25 per boe for the first quarter of 2003. Transportation expenses for the first quarter of 2004 were $1.73 per barrel of oil and $0.19 per mcf of natural gas. The corresponding amounts for 2003 were $1.43 and $0.15, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the first quarter of 2004 were $3.3 million compared to $1.6 million in 2003. On a per sales unit basis, these expenses were $1.06 per boe for the first three months of 2004 compared to $0.48 per boe in 2003. In accordance with the full-cost accounting policy, $1.6 million of expenses were capitalized in the first quarter of 2003, compared to no capitalized expenses for the first quarter of 2004. The amount of capitalized expenses has been reduced due to lower exploration activity since the effective date of the Plan of Arrangement.

UNIT-BASED COMPENSATION EXPENSE. Compensation expense was $1.3 million for the first three months of 2004 compared to $0.3 million in the prior period. The 2004 compensation expense was based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the consolidated financial statements. The compensation expense for 2003 was based on the fair value of the stock options outstanding prior to the Plan of Arrangement.

INTEREST EXPENSES. Interest expenses on long-term debt were $3.9 million for the first quarter of 2004, down from $6.5 million in the same quarter last year. The decrease is due to the redemption during 2003 of the senior secured term notes and the impact of the stronger Canadian dollar on U.S dollar based interest expenses.

FOREIGN EXCHANGE. The foreign exchange loss in the first quarter of 2004 was $3.2 million compared to a gain of $22.8 million in the same period a year ago. The loss is based on the translation of the Company's U.S. dollar denominated long-term debt at 0.7631 at March 31, 2004 compared to 0.7737 at December 31, 2003. The 2003 gain is based on translation of the long-term debt at 0.6806 at March 31, 2003 compared to 0.6331 at December 31, 2002.

DEPLETION, DEPRECIATION AND ACCRETION. The provision for depletion, depreciation and accretion increased to $40.0 million for the first quarter of 2004 compared to $26.7 million for the same quarter a year ago. On a sales-unit basis, the provision for the current quarter was $12.75 per boe compared to $8.00 per boe for the same quarter in 2003 due to the revisions in proved reserves under the new standards of disclosure for oil and gas activities, National Instrument ("NI") 51-101.

INCOME TAXES. Current tax expenses were $2.2 million for the first quarter of 2004 compared to $2.6 million for the same quarter a year ago. The current tax expense is comprised of $1.4 million of Saskatchewan Capital Tax and $0.8 million of Large Corporation Tax compared to $2.2 million and $0.4 million, respectively, in the corresponding period in 2003.

The future tax recovery included the impact of the reduction in the Alberta corporate tax rate from 12.5% to 11.5%.

NET INCOME. The net loss for the first quarter of 2004 of $4.3 million was the result of increased charges for depletion, depreciation and accretion, the foreign exchange loss and the losses on financial derivatives. The net income for the first quarter of 2003 was impacted by the foreign exchange gain for that period.

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 6 of 16
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES. At March 31, 2004, total net debt (including working capital) was $260.1 million compared to $213.6 million at December 31, 2003. At March 31, 2004, there were no amounts outstanding under the bank credit facilities. The bank credit facilities at March 31, 2004 totaled $165.0 million.

CAPITAL EXPENDITURES. Exploration and development expenditures decreased to $29.2 million for the first quarter of 2004 compared to $61.2 million a year ago. The Trust's total capital expenditures are summarized as follows:

                                             THREE MONTHS ENDED MARCH 31
                                             ---------------------------
($ thousands)                                   2004              2003
                                             --------         ----------
Land                                           1,434             4,895
Seismic                                          150             2,829
Drilling and completion                       18,480            42,780
Equipment                                      8,844             8,803
Other                                            335             1,905
                                             --------         ----------
Total exploration and development             29,243            61,212
Property acquisitions                             --                54
Property dispositions                             --          (135,004)
                                             --------         ----------
Net capital expenditures                      29,243           (73,738)
                                             ========         ==========

CONFERENCE CALL

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Tuesday, May 11, 2004 to discuss its operating and financial results for the quarter ended March 31, 2004. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, and Dan Belot, Vice-President, Finance and Chief Financial Officer.

                       Baytex Energy Trust Conference Call
               Toll-Free across North America: 1-800-847-440-1782

                    A recorded playback of the call will also
                be made available from May 11 until May 25, 2004
                 Toll-free across North America: 1-800-558-5253
                      Within Toronto and area: 416-626-4100
                          Enter Reservation # 21192400

           The conference call will be archived on Baytex's website at
                               www.baytex.ab.ca.

ANNUAL MEETING

Baytex Energy Trust will hold its Annual Meeting of unitholders on Monday, May 17, 2004 beginning at 3:00 p.m. (Mountain Time) in the Devonian Room of the Calgary Petroleum Club at 319, 5th Avenue S.W., Calgary, Alberta. A live audio web cast of the meeting will be available on Baytex's web site at WWW.BAYTEX.AB.CA beginning at 3:00 p.m. (Mountain Time), 5:00 p.m. (Eastern
Time). The meeting web cast will be archived and available for replay.

FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS PRESS RELEASE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SPECIFICALLY, THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO MANAGEMENT'S APPROACH TO OPERATIONS AND BAYTEX'S PRODUCTION, CASH FLOW, DEBT LEVELS AND CASH DISTRIBUTION PRACTICES. THE READER IS CAUTIONED THAT ASSUMPTIONS USED IN THE PREPARATION OF SUCH INFORMATION, ALTHOUGH CONSIDERED REASONABLE BY BAYTEX AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. ACTUAL RESULTS ACHIEVED DURING THE FORECAST PERIOD WILL VARY FROM THE INFORMATION PROVIDED HEREIN AS A RESULT OF NUMEROUS KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 7 of 16
--------------------------------------------------------------------------------


OTHER FACTORS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS; INDUSTRY CAPACITY; COMPETITIVE ACTION BY OTHER COMPANIES; FLUCTUATIONS IN OIL AND GAS PRICES; THE ABILITY TO PRODUCE AND TRANSPORT CRUDE OIL AND NATURAL GAS TO MARKETS; THE RESULT OF EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES; FLUCTUATION IN FOREIGN CURRENCY EXCHANGE RATES; THE IMPRECISION OF RESERVE ESTIMATES; THE ABILITY OF SUPPLIERS TO MEET COMMITMENTS; ACTIONS BY GOVERNMENTAL AUTHORITIES INCLUDING INCREASES IN TAXES; DECISIONS OR APPROVALS OF ADMINISTRATIVE TRIBUNALS; CHANGE IN ENVIRONMENTAL AND OTHER REGULATIONS; RISKS ASSOCIATED WITH OIL AND GAS OPERATIONS; THE WEATHER IN BAYTEX'S AREAS OF OPERATIONS; AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF BAYTEX. THERE IS NO REPRESENTATION BY BAYTEX THAT ACTUAL RESULTS ACHIEVED DURING THE FORECAST PERIOD WILL BE THE SAME IN WHOLE OR IN PART AS THOSE FORECAST.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Financial statements for the period ended March 31, 2004 are attached.

FOR FURTHER INFORMATION, PLEASE CONTACT:

BAYTEX ENERGY TRUST
Ray Chan, President & Chief Executive Officer
Telephone: (403) 267-0715
or
Dan Belot
Vice-President, Finance & Chief Financial Officer
Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 8 of 16
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(thousands) (Unaudited)
                                          MARCH 31, 2004      DECEMBER 31, 2003
                                          --------------------------------------
                                                         (restated - see note 3)
ASSETS
Current assets
      Cash and short-term investments            $ 32,531              $ 53,731
      Accounts receivable                          43,185                48,608
      Financial derivative contracts                1,889                    --
      Crude oil inventory                           7,081                 5,900
                                                 --------              --------
                                                   84,686               108,239

Deferred derivative loss (note 9)                   7,583                    --
Deferred charges and other assets                   7,447                 7,764
Petroleum and natural gas properties              853,650               862,350
                                                 --------              --------
                                                 $953,366              $978,353
                                                 ========              ========

LIABILITIES
Current liabilities
       Accounts payable and accrued liabilities $  73,285             $  80,126
       Distributions payable to unitholders         9,405                 9,123
       Financial derivative contracts (note 9)     26,283                    --
                                                ---------             ---------
                                                  108,973                89,249

Long-term debt (note 4)                           235,819               232,562
Asset retirement obligations (note 5)              57,398                55,996
Future income taxes                               150,684               169,336
                                                ---------             ---------
                                                  552,874               547,143


UNITHOLDERS' EQUITY
Unitholders' capital (note 7)                     458,967               446,594
Exchangeable shares (note 7)                       13,999                26,372
Contributed surplus                                 1,506                   224
Accumulated distributions                         (61,086)              (33,382)
Accumulated deficit                               (12,894)               (8,598)
                                                ---------             ---------
                                                  400,492               431,210
                                                ---------             ---------

                                                $ 953,366             $ 978,353
                                                =========             =========


See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 11, 2004                                                        Page 9 of 16
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(thousands, except per unit data) (Unaudited)

                                                                               THREE MONTHS ENDED MARCH 31
                                                                               2004                     2003
                                                                         ------------------------------------
                                                                                          (restated - note 3)
REVENUE
Petroleum and natural gas sales                                            $ 96,146                $ 124,805
Royalties                                                                  (15,291)                  (22,241)
Realized loss on financial derivatives                                      (9,422)                  (13,581)
Unrealized loss on financial derivatives                                   (14,284)                       --
                                                                         ------------              ---------
                                                                             57,149                   88,983
                                                                         ------------              ---------

EXPENSES
Operating                                                                    21,275                   19,732
Transportation (note 3)                                                       4,910                    4,177
General and administrative                                                    3,316                    1,600
Unit-based compensation (note 8)                                              1,281                      317
Interest (note 4)                                                             3,872                    6,457
Foreign exchange (gain) loss                                                  3,257                  (22,832)
Depletion, depreciation and accretion                                        40,024                   26,703
                                                                         ------------              ---------
                                                                             77,935                   36,154
                                                                         ------------              ---------

INCOME (LOSS) BEFORE INCOME TAXES                                          (20,786)                   52,829
                                                                         ------------              ---------

INCOME TAXES (RECOVERY)
Current                                                                       2,162                    2,570
Future                                                                     (18,652)                   18,155
                                                                         ------------              ---------
                                                                           (16,490)                   20,725
                                                                         ------------              ---------

NET INCOME (LOSS)                                                           (4,296)                   32,104

ACCUMULATED DEFICIT, BEGINNING OF PERIOD, AS REPORTED PREVIOUSLY              (351)                  (38,489)

ACCOUNTING POLICY CHANGE FOR ASSET RETIREMENT OBLIGATIONS (note 3)          (8,247)                   (5,424)
                                                                         ------------              ---------

ACCUMULATED DEFICIT, BEGINNING OF PERIOD, AS RESTATED                       (8,598)                  (43,913)
                                                                         ------------              ---------

ACCUMULATED DEFICIT, END OF PERIOD                                       $ (12,894)                $ (11,809)
                                                                         ============              =========

NET INCOME (LOSS) PER TRUST UNIT
      BASIC                                                              $   (0.07)               $     0.60
      DILUTED                                                            $   (0.07)               $     0.59

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 10 of 16
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands) (Unaudited)

                                                                               THREE MONTHS ENDED MARCH 31
                                                                              2004                     2003
                                                                         ----------------------------------
                                                                                         (restated - note 3)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss)                                                        $  (4,296)                $ 32,104
Items not affecting cash:
    Unit-based compensation                                                  1,281                      317
    Amortization of deferred charges                                         2,791                      260
    Foreign exchange (gain) loss                                             3,257                 (22,832)
    Depletion, depreciation and accretion                                   40,024                   26,703
    Unrealized loss on financial derivatives (note 9)                       14,284                       --
    Future income taxes (recovery)                                         (18,652)                  18,155
                                                                         ---------                ---------
Cash flow from operations                                                   38,689                   54,707
Change in non-cash working capital                                          (4,141)                 (22,922)
Site restoration and reclamation expenditures                                 (678)                    (382)
(Increase) decrease in deferred charges and other assets                        53                       52
                                                                         ---------                ---------
                                                                            33,923                   31,455
                                                                         ---------                ---------

FINANCING ACTIVITIES
Increase in deferred charges and other assets                                   --                   (1,125)
Payments of distributions                                                  (27,422)                      --
Issue of common shares                                                          --                    2,668
                                                                         ---------                ---------
                                                                           (27,422)                   1,543
                                                                         ---------                ---------

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures                            (29,243)                 (61,266)
Disposal of petroleum and natural gas properties                                --                  135,004
Change in non-cash working capital                                           1,542                   31,613
                                                                         ---------                ---------
                                                                           (27,701)                 105,351
                                                                         ---------                ---------

CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                  (21,200)                  138,349

CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF PERIOD                        53,731                    4,098
                                                                         ---------                ---------

CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD                           $  32,531                $ 142,447
                                                                         =========                =========

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 11 of 16
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Three Months Ended March 31, 2004 and 2003 (all tabular amounts in thousands, except per unit amounts)

1.       BASIS OF PRESENTATION

Baytex Energy Trust (the "Trust") was established on September 2, 2003 under a Plan of Arrangement involving the Trust, Baytex Energy Ltd. (the "Company") and Crew Energy Inc. ("Crew"). The Trust is an open-ended investment trust created pursuant to a trust indenture. Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

Prior to the Plan of Arrangement, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnership. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor to the Company. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles as described in Note 2.

2.       ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2003, except as described in note 3. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Trust's consolidated financial statements and notes thereto as at and for the year ended December 31, 2003.

3.       CHANGES IN ACCOUNTING POLICIES

UNIT-BASED COMPENSATION

At December 31, 2003, the Trust elected to adopt amendments to CICA Handbook
Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. The adoption of the amendments related to accounting for unit-based compensation also impacted the accounting for stock options granted by the Company to employees before the implementation of the Plan of Arrangement. Previously reported amounts for 2003 have been restated to give retroactive effect to the standard as at January 1, 2003. Compensation expense of $0.32 million for the three months ended March 31, 2003 was recorded for all stock options granted by the Company since January 1, 2003, with a corresponding amount recorded as contributed surplus. (see note 8).

FULL COST ACCOUNTING

In 2003, the CICA issued Accounting Guideline 16, Oil and Gas Accounting - Full Cost (AcG-16). The guideline is effective for fiscal years beginning on or after January 1, 2004. The new guideline modifies the ceiling test calculation applied by the Trust. The ceiling test was changed to a two-stage process which is to be performed at least annually. The first stage of the test is a recognition test which compares the undiscounted future cash flow from proved reserves to the net book value of the petroleum and natural gas assets to determine if the assets are impaired. An impairment loss exists when the carrying amount of the petroleum and natural gas assets exceeds such undiscounted cash flow. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the net book value of the petroleum and natural gas assets exceeds the future discounted cash flow from proved plus probable reserves. The adoption of this guideline on January 1, 2004 did not have an impact on the financial results of the Trust.

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 12 of 16
--------------------------------------------------------------------------------


ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Trust adopted the CICA Section 3110, "Asset Retirement Obligations". This section requires recognition of a liability at discounted fair value for the future abandonment and reclamation associated with the petroleum and natural gas properties. The fair value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The related accretion expense is recognized in the statement of operations. The provision will be revised for any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

The provisions of this section require that the standard be applied retroactively with restatement of comparative periods. As a result of this change, net income for the comparative three months ended March 31, 2003 decreased by $0.52 million (net of future income tax of $0.39 million). At December 31, 2003 the asset retirement obligations balance increased by $32.5 million to $56.0 million, the petroleum and natural gas assets balance increased by $19.2 million to $862.3 million and the future tax liability decreased by $5.0 million to $169.3 million. The opening 2003 accumulated deficit increased by $5.4 million (net of future income tax of $0.8 million). There was no impact on cash flow as a result of adopting this policy (see note 5).

FINANCIAL DERIVATIVE CONTRACTS

Effective January 1, 2004, the Trust implemented CICA Accounting Guideline 13 "Hedging Relationships" (AcG-13) for accounting for derivative contracts. This guideline addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Upon implementation of AcG-13, Emerging Issues Committee Abstract 128 (EIC-128) also becomes effective. EIC-128 requires that changes in the fair value of these derivative contracts that do not qualify for hedge accounting under AcG-13 be recognized in the balance sheet and measured at fair value, with changes in fair value reported as income or expense in each reporting period. The income or expense relating to the change in fair value of the derivative contracts is an expense that has no impact on cash flow but may result in significant fluctuations in net income due to volatility in the underlying market prices. In accordance with the transitional provisions of AcG-13 and EIC-128, the new accounting treatment has been applied prospectively whereby prior periods have not been restated.

Prior to January 1, 2004, the Trust accounted for all derivative contracts whereby realized gains and losses on such contracts were included in the statement of operations within the corresponding item to which the contract was related. Following implementation of the guideline, realized and unrealized gains and losses on derivative contracts that do not qualify as effective hedges are reported separately in the statement of operations.

As of January 1, 2004, the Trust recorded as a deferred charge for the unrealized loss of $10.1 million for the mark-to-market value of the outstanding non-hedging financial derivatives. This balance is being recognized in income over the term of the previously designated hedged item. At March 31, 2004, the Trust recorded a liability of $26.3 million and an asset of $1.9 million on the mark-to-market value of the non-hedging financial derivatives. The change in the mark-to-market value of the non-hedging financial derivatives from January 1, 2004 to March 31, 2004 has been recorded as an unrealized loss on non-hedging financial derivatives of $14.3 million in the consolidated statement of operations (note 9).

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 13 of 16
--------------------------------------------------------------------------------


TRANSPORTATION COSTS

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", is effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles. In prior periods, it had been industry practice to record revenue net of related transportation costs. In accordance with the new accounting standards, revenue is now reported before transportation costs with separate disclosure in the consolidated statement of operations of transportation costs. Petroleum and natural gas sales and transportation costs both increased by $4.9 million and $4.2 million in the first quarters of 2004 and 2003, respectively, as a result of this change. This change in classification had no impact on net income and the comparative figures have been reclassified to conform to the presentation adopted for the current period.

4.       LONG-TERM DEBT

                                                         MARCH 31,  December 31,
                                                             2004         2003
                                                        ----------  -----------
10.5% senior subordinated notes (US$247)                $     324    $     319
9.625% senior subordinated notes (US$179,699)             235,495      232,243
                                                        ----------  -----------
                                                        $ 235,819    $ 232,562
                                                        ==========  ===========

INTEREST EXPENSE

The Company incurred interest expense on its outstanding debt as follows:

                                                        THREE MONTHS ENDED
                                                              MARCH 31,
                                                           2004       2003
                                                        ------------------
Credit facility charges                                 $   140    $    31
Amortization of deferred charges                            263        260
Long-term debt                                            3,469      6,166
                                                        ------------------
Total interest                                          $ 3,872    $ 6,457
                                                        ==================

5.       ASSET RETIREMENT OBLIGATIONS

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                            2004      2003
                                                        ------------------
Balance, beginning of period                            $ 55,996  $ 52,244
Liabilities incurred                                         960     1,450
Liabilities settled                                         (678)     (382)
Accretion                                                  1,120       962
                                                        -------------------
Balance, end of period                                  $ 57,398  $ 54,274
                                                        ===================

The Trust's asset retirement obligations are based on the Trust's net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. The undiscounted amount of estimated cash flow required to settle the retirement obligations at March 31, 2004 is $118.9 million (March 31, 2003 - $120.4). Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0 percent and an inflation rate of 1.5 percent.

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 14 of 16
--------------------------------------------------------------------------------


6.       INCOME TAXES

Future income tax expense for the period ended March 31, 2004 included a non-recurring adjustment of $1.8 million to future income taxes resulting from a decrease to the Alberta corporate income tax rate from 12.5 percent to 11.5 percent.

7.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

TRUST UNITS

The Trust is authorized to issue an unlimited number of trust units.

TRUST UNITS                                             # OF UNITS       AMOUNT
                                                        ------------------------
Balance December 31, 2003                                   60,821    $ 446,594
Issued on conversion of Exchangeable Shares                  1,879       12,373
                                                        ------------------------
Balance March 31, 2004                                      62,700    $ 458,967
                                                        ========================

EXCHANGEABLE SHARES

The Company is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to September 2, 2013. Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either a cash payment or the issue of trust units. The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price of the five day trading period ending on the record date. The exchange ratio at March 31, 2004 was 1.09003 trust units per exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares are not publicly traded.

EXCHANGEABLE SHARES                                      # OF SHARES     AMOUNT
                                                         -----------------------
Balance December 31, 2003                                      3,725   $ 26,372
Exchanged for trust units                                     (1,748)   (12,373)
                                                         -----------------------
Balance March 31, 2004                                         1,977   $ 13,999
                                                         =======================

8.       TRUST UNIT RIGHTS

Effective September 2, 2003, the Trust established a Trust Unit Rights Incentive Plan (the "Plan") to replace the stock option plan of the Company. A total of 5,800,000 Trust Unit Rights are reserved for issue under the Plan. Trust Unit Rights are granted at the market price of the trust units at the time of the grant, vest over three years and have a term of five years.

The Plan allows for the exercise price of the rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future trust unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the consolidated financial statements and is recognized in the statement of operations over the vesting period of the plan. Compensation expense for the unit rights for the three months ended March 31, 2004 was $1.3 million.

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 15 of 16
--------------------------------------------------------------------------------


The number of unit rights issued and exercise prices are detailed below:

                                                                WEIGHTED AVERAGE
                                                # OF RIGHTS   EXERCISE PRICE (1)
                                                ------------ -------------------
Balance December 31, 2003                             2,855           $     9.71
Granted                                                 175           $    10.47
Cancelled                                             (166)           $     9.79
                                                ------------
Balance March 31, 2004                                2,864           $     9.83
                                                ============

(1) Exercise price reflects grant prices less reductions in exercise prices as discussed above.

The adoption of the amendments related to accounting for unit-based compensation (note 3) also impacted the accounting for stock options granted by the Company to employees before the implementation of the Plan of Arrangement. For the three months ended March 31, 2003 compensation expense related to the stock options granted by the Company since January 1, 2003 was $0.32 million. Compensation expense for options granted during 2003 was based on the estimated fair value at the time of the grant based on the Black-Scholes option-pricing model using the following assumption: risk-free interest rate of 4.5 percent; expected life of four years; and expected volatility of 54 percent. The expense was recognized over the vesting period of the options.

9.       FINANCIAL DERIVATIVE CONTRACTS

At March 31, 2004, the Trust had financial derivative contracts for the following:

                        --------------------------------------------------------------------------------------------
                        PERIOD                              VOLUME              PRICE                    INDEX
                        --------------------------------------------------------------------------------------------
OIL
Price collar            Calendar 2004                       5,000 bbl/d         US$24.00 - $28.60           WTI
Price collar            Calendar 2004                       1,500 bbl/d         US$24.00 - $29.05           WTI
Price collar            Calendar 2004                       1,500 bbl/d         US$24.00 - $29.08           WTI
Price collar            Calendar 2004                       1,000 bbl/d         US$24.00 - $29.38           WTI
Price collar            Calendar 2004                       1,000 bbl/d         US$24.00 - $29.48           WTI
Price collar            Calendar 2004                       2,000 bbl/d         US$24.00 - $30.55           WTI
Price collar            Calendar 2004                       3,000 bbl/d         US$24.00 - $32.05           WTI

                      -----------------------------------------------------------------------------------------------
                             PERIOD                   AMOUNT                           EXCHANGE RATE
                      ---------------------- --------------------------- --------------------------------------------
FOREIGN CURRENCY                                                                Floor                  Cap
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3100       CAD/USD $1.3400
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3280       CAD/USD $1.3560
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3160       CAD/USD $1.3365
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3400       CAD/USD $1.3665

                      -----------------------------------------------------------------------------------------------
                                   PERIOD                         PRINCIPAL                        RATE
                      -----------------------------------------------------------------------------------------------
INTEREST RATE SWAP       November 2003 to July 2010             US$179,669,000            3-month LIBOR plus 5.2%


As discussed in note 3, at January 1, 2004, the fair value of all outstanding financial derivative contracts that are not considered accounting hedges was recorded on the consolidated balance sheet with an offsetting deferred credit. The deferred credit is recognized into income over the life of the associated contracts. Under the new guideline for hedge accounting, the Trust's financial derivative contracts for oil and foreign currency do not qualify as effective accounting hedges. Accordingly, these contracts have been accounted for based on the fair value method. The changes in the fair value of these hedges are as follows:

January 1, 2004 mark-to-market value                                 $ (10,110)
Change in fair value                                                   (14,284)
                                                                   -------------
March 31, 2004 mark-to-market value                                  $ (24,394)
                                                                   =============

Baytex Energy Trust
Press Release
May 11, 2004                                                       Page 16 of 16
--------------------------------------------------------------------------------


10.      SUPPLEMENTAL CASH FLOW INFORMATION
                                                         THREE MONTHS ENDED
                                                                MARCH 31,
                                                             2004       2003
                                                         -------------------
Interest paid                                              10,498     13,939
Income taxes paid                                           4,854      6,686

11.      RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current period's presentation.